UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 14)
Tiptree Financial Inc.

(Name of Company)
Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)
88822Q103

(CUSIP Number of Class of Securities)
Jonathan Ilany
Chief Executive Officer
Tiptree Financial Partners, L.P.
780 Third Avenue, 21st Floor
New York, NY 10017
(212) 446-1400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 23, 2016

(Date of Event which Requires
Filing of this Schedule)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 3 of 15

 SCHEDULE 13D

1	NAME OF REPORTING PERSON Tiptree Financial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER
12,468,563 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER
12,468,563 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
12,468,563 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.88% (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 4 of 15

SCHEDULE 13D

1	NAME OF REPORTING PERSON
Tricadia Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF; PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
6,808,119 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
6,808,119 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
6,808,119 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.88% (See Item 5)
14	TYPE OF REPORTING PERSON
HC, PN

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 5 of 15

SCHEDULE 13D

1	NAME OF REPORTING PERSON
Tricadia Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
6,808,119 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
6,808,119 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
6,808,119 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.88% (See Item 5)
14	TYPE OF REPORTING PERSON
HC

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 6 of 15

SCHEDULE 13D

1	NAME OF REPORTING PERSON
Michael Barnes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,537,871 shares of Class A Common Stock
	8	SHARED VOTING POWER
9,021,786 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
3,537,871 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER
9,021,786 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
12,559,657 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.85% (See Item 5)
14	TYPE OF REPORTING PERSON
HC, IN

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 7 of 15

SCHEDULE 13D

1	NAME OF REPORTING PERSON
Arif Inayatullah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,232,326 shares of Class A Common Stock
	8	SHARED VOTING POWER
8,369,286 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
1,232,326 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER
8,369,286 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
9,601,612 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.14% (See Item 5)
14	TYPE OF REPORTING PERSON
HC, IN

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 8 of 15

SCHEDULE 13D

1	NAME OF REPORTING PERSON
TFPLP Holdings I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
4,865,529 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
4,865,529 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
4,865,529 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.26% (See Item 5)
14	TYPE OF REPORTING PERSON
HC

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 9 of 15

SCHEDULE 13D

1	NAME OF REPORTING PERSON
TFPLP Holdings III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,942,590 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,942,590 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
1,942,590 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.23% (See Item 5)
14	TYPE OF REPORTING PERSON
HC

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 10 of 15

This Amendment No. 14 (“Amendment No. 14”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 23, 2010 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on July 10, 2012 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed with the SEC on January 3, 2013 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed with the SEC on July 3, 2013 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D filed with the SEC on January 3, 2014 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D filed with the SEC on May 7, 2014 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D filed with the SEC on August 7, 2014 (“Amendment No. 6”), Amendment No. 7 to the Original Schedule 13D filed with the SEC on September 4, 2014 (“Amendment No. 7”), Amendment No. 8 to the Original Schedule 13D filed with the SEC on November 5, 2014 (“Amendment No. 8”), Amendment No. 9 to the Original Schedule 13D filed with the SEC on December 8, 2014 (“Amendment No. 9”), Amendment No. 10 to the Original Schedule 13D filed with the SEC on January 5, 2015 (“Amendment No. 10”), Amendment No. 11 to the Original Schedule 13D filed with the SEC on August 18, 2015 (“Amendment No. 11”), Amendment No. 12 to the Original Schedule 13D filed with the SEC on September 4, 2015 (“Amendment No. 12”), Amendment No. 13 to the Original Schedule 13D filed with the SEC on May 13, 2016 (“Amendment No. 13” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12 and this Amendment No. 14, the “Schedule 13D”), with respect to the Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”), of Tiptree Financial Inc., a Maryland corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 14 have the meanings set forth in the Schedule 13D. This Amendment No. 14 amends Item 5 as set forth below.

Item 5.	Interest in Securities of the Company

Item 5 is hereby amended and supplemented as follows:

(a) As of the date of this Amendment No. 14, TFP may be deemed to beneficially own 12,468,563 shares of Class A Common Stock, which consists of (i) 652,500 shares of Class A Common Stock issuable upon exercise of the CRE Warrant (as defined in the Original Schedule 13D) to purchase such shares, (ii) 8,049,029 shares of Class A Common Stock issuable upon redemption by TFP of membership units of Operating Company owned by it (which excludes TFP partnership units owned by Tiptree) and (iii) 3,767,034 shares of Class A Common Stock issuable upon redemption of Operating company units issuable upon exercise of warrants held by TFP. These shares represent approximately 29.88% of the shares of Class A Common Stock outstanding based on 41,726,559 shares of Class A Common Stock, which consists of (i) 29,257,996 shares of Class A Common Stock outstanding, (ii) 8,049,029 shares of Class A Common Stock issuable upon redemption of Operating Company units, (iii) 3,767,034 shares of

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 11 of 15

Class A Common Stock issuable upon redemption of Operating Company units issuable upon exercise of warrants and (iv) 652,500 shares of Class A Common Stock issuable upon exercise of the CRE Warrant.

As of the date of this Amendment No. 14, Michael Barnes may be deemed to beneficially own 12,559,657 shares of Class A Common Stock, consisting of 3,537,871 shares of Class A Common Stock over which Mr. Barnes has sole voting and dispositive power, 50,247 shares of Class A common stock held by Tricadia Holdings, L.P. (“Tricadia Holdings”) over which Mr. Barnes has shared voting and dispositive power, 652,500 shares of Class A Common Stock issuable pursuant to the CRE Warrant owned by TFP over which Mr. Barnes has shared voting and dispositive power, 4,907,343 shares of Class A Common Stock issuable in redemption of TFP partnership units held by TFPLP Holdings I LLC (“Holdings I”) and TFPLP Holdings III LLC (“Holdings III”) over which Mr. Barnes has shared voting and dispositive power and 3,411,696 shares of Class A Common Stock issuable upon exercise of warrants over which Mr. Barnes has shared voting and dispositive control. These shares represent approximately 32.85% of the shares of Class A Common Stock outstanding based on 38,229,535 shares of Class A Common Stock, which consists of (i) 29,257,996 shares of Class A Common Stock outstanding, (ii) 3,411,696 shares of Class A Common Stock issuable upon redemption of Operating Company units issuable upon exercise of warrants, (iii) 652,500 shares of Class A Common Stock issuable upon exercise of the CRE Warrant and (iv) 4,907,343 shares issuable in redemption of TFP partnership units held by Holdings I and III.

As of the date of this Amendment No. 14, Arif Inayatullah may be deemed to beneficially own 9,601,612 shares of Class A Common Stock, consisting of 615,031 shares of Class A Common Stock over which Mr. Inayatullah has sole voting and dispositive power, 617,295 shares of Class A Common Stock issuable in redemption of TFP partnership units over which Mr. Inayatullah has sole voting and dispositive control, 50,247 shares of Class A common stock held by Tricadia Holdings over which Mr. Inayatullah has shared voting and dispositive power, 4,907,343 shares of Class A Common Stock issuable in redemption of TFP partnership units held by Holdings I and Holdings III over which Mr. Inayatullah has shared voting and dispositive control and 3,411,696 shares of Class A Common Stock issuable upon exercise of warrants over which Mr. Inayatullah has shared voting and dispositive control. These shares represent approximately 25.14% of the shares of Class A Common Stock outstanding based on 38,194,330 shares Class A Common Stock, which consists of (i) 29,257,996 shares of Class A Common Stock outstanding, (ii) 4,907,343 shares issuable in redemption of TFP partnership units held by Holdings I and Holdings III, (iii) 3,411,696 shares issuable upon exercise of warrants to acquire TFP partnership units held by Holdings I and Holdings III and (iv) 617,295 shares issuable in redemption of TFP partnership units.

As of the date of this Amendment No. 14, Tricadia Holdings and Tricadia Holdings, GP LLC (“Holdings GP”) may be deemed to beneficially own 6,808,119 shares of Class A Common Stock, which consists of (i) 3,569,509 shares issuable in redemption of TFP partnership units owned by Holdings I, (ii) 1,296,020 shares issuable in redemption upon exercise of warrants to acquire partnership units held by Holdings I, (iii) 1,337,834 shares issuable in redemption of TFP partnership units owned by Holdings III and (iv) 604,756 shares issuable in redemption upon exercise of warrants to acquire partnership units held by

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 12 of 15

Holdings III. Tricadia Holdings and Holdings GP have shared voting and dispositive control over these shares. These shares represent 18.88% of the shares of Class A Common Stock outstanding based on 36,066,115 shares of Class A Common Stock outstanding, which consists of (i) 29,257,996 shares of Class A Common Stock outstanding, (ii) 4,907,343 shares issuable in redemption of TFP partnership units held by Holdings I and Holdings III and (iii) 1,900,776 shares issuable upon exercise of warrants to acquire TFP partnership units held by Holdings I and Holdings III.

As of the date of this Amendment No. 14, Holdings I may be deemed to beneficially own 4,865,529 shares of Class A Common Stock issuable in redemption of TFP partnership units. Holdings I has shared power to dispose of and shared power to vote 4,865,529 shares of Class A Common Stock, which consists of 3,569,509 shares issuable in redemption of TFP partnership units and 1,296,020 shares issuable in redemption upon exercise of warrants to acquire partnership units. These shares represent 14.26% of the Class A Common Stock outstanding based on 34,123,525 shares of Class A Common Stock, which consists of (i) 29,257,996 shares of Class A Common Stock outstanding, (ii) 3,569,509 shares issuable in redemption of TFP partnership units and (iii) 1,296,020 shares issuable in redemption upon exercise of warrants to acquire partnership units.

As of the date of this Amendment No. 14, Holdings III may be deemed to beneficially own 1,942,590 shares of Class A Common Stock issuable in redemption of TFP partnership units. Holdings III has shared power to dispose of and shared power to vote 1,942,590 shares of Class A Common Stock, which consists of 1,337,834 shares issuable in redemption of TFP partnership units and 604,756 shares issuable in redemption upon exercise of warrants to acquire partnership units. These shares represent 6.23% of the Class A Common Stock outstanding based on 31,200,586 shares of Class A Common Stock, which consists of (i) 29,257,996 shares of Class A Common Stock outstanding, (ii) 1,337,834 shares issuable in redemption of TFP partnership units and (iii) 604,756 shares issuable in redemption upon exercise of warrants to acquire partnership units.

(b) Mr. Barnes has the sole power to dispose of and the sole power to vote the 3,537,871 shares of Class A Common Stock directly owned by him or issuable in redemption of TFP partnership units over which Mr. Barnes has sole voting and dispositive power and, has shared power to dispose of and vote the 9,021,786 shares of Class A Common Stock held by Tricadia, issuable upon the exercise of warrants to acquire Class A Common Stock owned by TFP, and issuable in redemption of TFP partnership units and upon exercise of warrants to acquire partnership units owned by Holdings I and Holdings III.

Mr. Inayatullah has the sole power to dispose of and the sole power to vote the 1,232,326 shares of Class A Common Stock directly owned by him or issuable in redemption of TFP partnership units over which Mr. Inayatullah has sole voting and dispositive power and has shared power to dispose of and vote the 8,369,286 shares of Class A Common Stock held by Tricadia, issuable in redemption of TFP partnership units and upon exercise of warrants to acquire partnership units owned by Holdings I and Holdings III.

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 13 of 15

Holdings I has the shared power to dispose of and the shared power to vote the 4,865,529 shares of Class A Common Stock issuable in redemption of TFP partnership units and upon exercise of warrants to acquire partnership units owned by it.

Holdings III has the shared power to dispose of and the shared power to vote the 1,942,590 shares of Class A Common Stock issuable in redemption of TFP partnership units and upon exercise of warrants to acquire partnership units owned by it.

Tricadia Holdings is the managing member of Holdings I and Holdings III. Holdings GP is the general partner of Tricadia Holdings. Neither Tricadia Holdings nor Holdings GP directly owns any shares of Class A Common Stock. By reason of the provisions of Rule 13d-3 of the Act, Tricadia Holdings and Holdings GP may be deemed to beneficially own the 6,808,119 shares of Class A Common Stock beneficially owned by Holdings I and Holdings III.

(c) In this Amendment No. 14, any transactions in the Class A Common Stock disclosed on a Form 4 filed by a Reporting Person during the period ending on the filing date of such amendment and starting on the later of the date 60 days before such filing date and the date of the most closely preceding amendment is and shall be incorporated into Item 5(c) with respect to such amendment without any further notice.

(d) No other person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock.

(e) Not applicable.

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 14 of 15

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Dated: June 27, 2016

By:	/s/ Michael Barnes
Michael Barnes

By:	/s/ Arif Inayatullah
Arif Inayatullah

By:	/s/ Jonathan Ilany
Jonathan Ilany

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 15 of 15

TIPTREE FINANCIAL PARTNERS, L.P.

By:	/s/ Jonathan Ilany
Name: Jonathan Ilany
Title: Chief Executive Officer

TRICADIA HOLDINGS, L.P.

By:	/s/ Arif Inayatullah
Name: Arif Inayatullah
Title: Principal

TRICADIA HOLDINGS GP, LLC

By:	/s/ Arif Inayatullah
Name: Arif Inayatullah
Title: Principal

TFPLP HOLDINGS I LLC

By:	TFPLP HOLDINGS MANAGEMENT LLC

By: TRICADIA HOLDINGS, L.P.
Its managing member

By: /s/ Arif Inayatullah
Name: Arif Inayatullah
Title: Principal

TFPLP HOLDINGS III LLC

By:	TFPLP HOLDINGS MANAGEMENT LLC

By: TRICADIA HOLDINGS, L.P.
Its managing member

By: /s/ Arif Inayatullah
Name: Arif Inayatullah
Title: Principal